Exhibit 99.1

Tungray Technologies Inc

Reports Unaudited 2024 First Half Financial Results

Singapore, December 31, 2024 (PRNEWSWIRE) — Tungray Technologies Inc (“Tungray” or the “Company”), a global Engineer-to-Order (ETO) company, today reported its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial Highlights

●	Total revenues for the six months ended June 30, 2024 increased by 1.5% to $5.4 million, compared to $5.3 million in the same period of 2023.

●	Gross margin for the six months ended June 30, 2024 was 46.7%, compared to 53.5% for the same period in 2023.

●	Operating loss for the six months ended June 30, 2024, was $0.9 million, compared to an operating income of $0.1 million for the same period in 2023.

●	Net loss for the six months ended June 30, 2024, was $0.8 million, compared to net income of $0.2 million for the same period in 2023.

Recent Developments and Strategic Highlights:

Cost-Cutting Measures:

The Company has implemented targeted cost control actions aimed at reducing expenses, enhancing operational efficiency, and renegotiating supplier contracts.

These actions include:

•	Identifying and utilizing high-trade volume suppliers.
•	Leveraging volume to negotiate favorable rates for common-use components.

Revenue Enhancement: To drive sales growth, the Company is exploring potential horizontal strategic partnerships to access new, high-value capabilities. These initiatives include:

•	Introducing new lines of business through potential partnerships with existing companies.

o	Utilizing the “market-for-tech” model to leverage Singapore’s hub position for regional business expansion.
o	Exploring technologies and services such as metal 3D printing for precision engineering, standardized manufacturing of medical components, and contract repair work for aviation components, such as aircraft engine fan blades and turbines.

•	Enhancing sales and market penetration by hiring a dedicated business-focused market and sales manager. This initiative will focus on:

o	Increasing market penetration of non-printer related markets in the Southeast Asia (SEA) region.
o	Focusing primarily on the semiconductor, automotive and non-printer related consumer product sectors.

Restatement of Previously Issued Financial Statements

During the course of preparing the unaudited condensed consolidated financial statements for the six months ended June 30, 2024, the Company identified misstatements in its previously issued consolidated financial statements for the six months ended June 30, 2023 as below, and as a result the Company has restated the previously issued consolidated financial statements for the six months ended June 30, 2023 in accordance with ASC 250 Accounting Changes and Error Corrections, to reflect the effects of the restatement adjustments and to make certain corresponding disclosures.

The categories of adjustments and their impacts on previously issued financial statements are described below and identified in the column entitled "Reference":

a. The Company failed to record the correct income tax expense, taxes payable and retained earnings due to improper identification of non-deductible expenses which were not detected because of not performing a reconciliation between the financial statements and tax return. Such failure has resulted in the misstatements of “Income tax expense”, “Net income attributable to Tungray Technologies Inc”, and “Foreign currency translation adjustment” for the six months ended June 30, 2023. The impact to the accumulated other comprehensive loss and foreign currency translation adjustment was a result of the foreign currency translation difference to the misstatement.

b. The Company failed to take the purchase option into consideration for the finance lease and used the incorrect useful life for the assets amortization. Such failure has resulted in the misstatement of “Cost of revenue”, “Net income attributable to Tungray Technologies Inc” and “Foreign currency translation adjustment” for the six months ended June 30, 2023. The impact to the accumulated other comprehensive loss and foreign currency translation adjustment was a result of the foreign currency translation difference to the misstatement.

The effects of restatement adjustments to the line items are as below:

	For the six months ended June 30,
	2023
	As previously reported	Adjustment	Reference	As restated
Cost of revenues	$2,480,629	$12,590	b	$2,493,219
Income tax expense	(88,638)	(16,853)	a	(105,491)
Foreign currency translation adjustment	(305,719)	12,507	a, b	(293,212)

Management Commentary

Mr. Wanjun Yao, Chairman and Chief Executive Officer of Tungray, commented, “This year, we faced challenges that impacted our year-over-year performance, particularly in revenue growth and profit margins. To remain viable amidst the price competition, we are implementing aggressive cost-cutting measures and seeking efficiencies in production. In addition, to complement our cost-cutting measures, we are also exploring new revenue streams and focusing on higher-margin products to improve profitability.”

“Despite significant headwinds from fierce price competition, our commitment to innovation and quality improvements remains unchanged, and we remain focused on delivering sustainable growth and innovation as our long-term strategy. During this reporting period, we expensed $0.4 million in R&D expenses, a slight increase compared to the same period last year. We are confident that our ongoing initiatives will position us well when market conditions improve.”

“As we move forward, we are dedicated to adapting to the evolving market landscape. To enhance Tungray's business portfolio and adapt to high-growth markets, we are actively exploring 3D metal printing solutions tailored for high-end sectors such as commercial aviation, offshore marine, and oil & gas industries in which Singapore serves as a strategic hub. We believe potential expansion into 3D metal printing will complement our current product and service offerings and positions us to compete well in the provision of advanced, precision-engineered components. We are confident that this strategic initiative will elevate Tungray’s market presence, generate new revenue streams, and ultimately create greater value for our shareholders. We anticipate that the steps we’re taking now will yield improvements and help us return to a sustained growth trajectory in the upcoming years.”

First Half 2024 Financial Results

Total Revenues

Total revenues increased slightly by 1.5% to $5.4 million for the six months ended June 30, 2024, compared to $5.3 million for the six months ended June 30, 2023.

•	Revenues from customized products increased by $0.5 million or 11.6% for the six months ended June 30, 2024, primarily driven by the delivery of a major customization project during the period.

•	Revenues from standardized products decreased by $0.4 million, or 30.5% for the six months ended June 30, 2024, mainly due to the impact of increasing industry competition resulting in lower sales pricing.

Cost of Revenues

Total costs increased by 16.2% to $2.9 million for the six months ended June 30, 2024, compared to $2.5 million for the six months ended June 30, 2023.

•	The cost of revenues for customized products rose by $0.6 million, or 31.3% for the same period ended June 30, 2024, in line with the revenue increase.

•	The cost of revenues for standardized products decreased by $0.2 million, or 21.1% for the same period ended June 30, 2024, corresponding with the revenue decline due to increased industry competition.

Gross Profit

Gross profit was $2.5 million for the six months ended June 30, 2024, representing a decrease of 11.4% year over year from $2.9 million for the six months ended June 30, 2023. Gross margin was 46.7% for the six months ended June 30, 2024, compared to 53.5% for the same period in 2023. The decrease in gross profit and gross margin was mainly due to the increase of raw materials and labor costs.

•	Gross profit for customized products was $2.2 million for the six months ended June 30, 2024, a decrease of 3.6% as compared to $2.3 million for the six months ended June 30, 2023. Gross margin for customized products was 48.6% for the six months ended June 30, 2024, and 56.3% for the six months ended June 30, 2023.

•	Gross profit for standardized products was $0.3 million for the six months ended June 30, 2024, a decrease of 42.1% as compared to $0.6 million for the six months ended June 30, 2023. Gross margin for standardized products was 37.2% for the six months ended June 30, 2024, and 44.6% for the six months ended June 30, 2023.

Operating Expenses

Total operating expenses were $3.5 million for the six months ended June 30, 2024, representing an increase of 26.5% year over year from $2.8 million for the six months ended June 30, 2023.

•	Selling expenses increased by $0.1 million or 38.8% from $0.2 million for the six months ended June 30, 2023 to $0.3 million for the six months ended June 30, 2024. The increase was mainly due to an increase of advertisement expense for business expansion.

•	General and administrative expenses increased by $0.6 million or 29.8% from $2.1 million for the six months ended June 30, 2023 to $2.7 million for the six months ended June 30, 2024. The increase was mainly attributed to a $0.5 million increase in salary and benefits for talent retention, as well as a $0.1 million increase in professional service fee related to the Company’s initial public offering during the six months ended June 30, 2024 as compared with the same period last year.

•	R&D expenses increased slightly by 3.8% for the six months ended June 30, 2024 as compared with the same period last year. The increase was consistent with the R&D plan the Company previously set out.

(Loss) Income from operations

Loss from operations was $0.9 million for the six months ended June 30, 2024, compared to income from operations of $0.1 million for the six months ended June 30, 2023.

Other Income, net

Total other income was $0.2 million for the six months ended June 30, 2024 and 2023.

Income tax expense

Income tax expense increased by approximately $20,000 or 19.6%, from $0.1 million for the six months ended June 30, 2023 to $0.1 million for the six months ended June 30, 2024.

Net (Loss) Income

Net loss was $0.8 million for the six months ended June 30, 2024, compared to net income of $0.2 million for the six months ended June 30, 2023.

About Tungray Technologies Inc

Tungray Technologies Inc is an Engineer-to-Order (ETO) company that provides customized industrial manufacturing solutions to original equipment manufacturers (OEMs) in the semiconductors, printers, electronics, and home appliances industries. With research, development and manufacturing bases in Singapore and China, Tungray designs, develops, and delivers a wide range of industrial products ranging from customized manufacturing machineries, direct drive and linear direct current motors, to induction welding equipment. As an ETO company with more than two decades of experience, Tungray takes pride in its ability to deliver quality customized industrial solutions that fulfil its customers’ unique needs and specifications. For more information, visit the Company's website at http://tungray.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Bill Zima

Email: tungray@icrinc.com

Tungray Technologies Inc and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Stated in U.S. Dollars, except for share data, or otherwise noted)

	As of June 30, 2024	As of December 31, 2023
		As Restated
ASSETS

CURRENT ASSETS
Cash	$9,965,474	$10,802,405
Accounts and notes receivable, net	2,732,116	3,574,739
Accounts receivable - related parties	295,487	319,589
Inventories, net	1,424,207	2,283,809
Prepayments, net	831,679	259,950
Prepayments - related parties	1,462,583	1,048,745
Other receivables and other current assets, net	805,048	215,651
Other receivables - related parties	461,924	23,816
Total current assets	17,978,518	18,528,704

PROPERTY AND EQUIPMENT, NET	6,184,336	6,326,369

OTHER ASSETS
Prepaid expenses and deposits	79,592	23,163
Prepayment for land use right	1,988,386	-
Long-term investment	206,407	211,271
Operating right-of-use assets	1,594,282	712,261
Intangible assets, net	72,884	55,842
Deferred initial public offering (“IPO”) costs	-	1,192,734
Total non-current assets	3,941,551	2,195,271

Total assets	28,104,405	27,050,344

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	1,280,101	1,048,271
Accounts payable - related parties	515,276	498,923
Contract liabilities	3,859,463	4,010,832
Accrued expenses and other payables	965,192	1,289,941
Other payables - related parties	284,235	670,866
Current portion of banking facilities	156,654	140,162
Current portion of operating lease liabilities	236,305	46,232
Current portion of operating lease liabilities - related party	269,960	123,094
Taxes payable	635,216	1,206,141
Total current liabilities	8,202,402	9,034,462

OTHER LIABILITIES
Banking facilities	1,810,412	1,951,389
Operating lease liabilities	769,997	10,603
Operating lease liabilities - related party	228,627	339,450
Total other liabilities	2,809,036	2,301,442

Total liabilities	11,011,438	11,335,904

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares ($0.0001 par value; 400,000,000 and 400,000,000 shares authorized as of June 30, 2024 and December 31, 2023, respectively; 11,793,485 and 10,440,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	1,179	1,044
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of June 30, 2024 and December 31, 2023, respectively; 4,560,000 and 4,560,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	456	456
Additional paid-in capital	3,135,124	332,574
Retained earnings	14,716,555	15,530,562
Statutory reserves	248,761	248,761
Accumulated other comprehensive loss	(913,916)	(284,444)
Total Tungray Technologies Inc shareholders' equity	17,188,159	15,828,953

NONCONTROLLING INTERESTS	(95,192)	(114,513)

TOTAL EQUITY	17,092,967	15,714,440

Total liabilities and equity	$28,104,405	$27,050,344

Tungray Technologies Inc and Subsidiaries

Unaudited Condensed Consolidated Statements of Income (Loss) and Comprehensive Loss

(Stated in U.S. Dollars, except for share data, or otherwise noted)

	For the six months ended June 30,
	2024	2023
	(Unaudited)	As Restated (Unaudited)
Revenue - products	$5,435,786	$5,313,634
Revenue - related party	-	42,790
Total revenues	5,435,786	5,356,424

Cost of revenue - products	2,897,866	2,460,361
Cost of revenue - related party	-	32,858
Total cost of revenues	2,897,866	2,493,219

Gross profit	2,537,920	2,863,205

Operating expenses:
Selling expenses	300,122	216,168
General and administrative expenses	2,735,835	2,106,952
Research and development expenses	447,234	430,809
Total operating expenses	3,483,191	2,753,929

(Loss) Income from operations	(945,271)	109,276

Other income
Other income, net	172,687	128,614
Lease income - related party	9,855	10,263
Financial expenses, net	44,262	22,074
Total other income, net	226,804	160,951

(Loss) Income before income taxes	(718,467)	270,227

Income tax expense	(126,219)	(105,491)

Net (loss) income	(844,686)	164,736

Less: net loss attributable to noncontrolling interests	(30,679)	(38,426)

Net (loss) income attributable to Tungray Technologies Inc	(814,007)	203,162

Net (loss) income	(844,686)	164,736

Foreign currency translation adjustment	(629,472)	(293,212)

Comprehensive loss	(1,474,158)	(128,476)

Less: comprehensive loss attributable to noncontrolling interests	(30,679)	(36,732)

Total comprehensive loss attributable to Tungray Technologies Inc	(1,443,479)	(91,744)

Weighted average number of common shares outstanding - basic and diluted	15,539,074	15,000,000

(Loss) Earnings per common share - basic and diluted	(0.05)	0.01